March 25, 2024	Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Steward Funds, Inc. (the “Company” or the “Funds”)

Registration Nos. 002-28174 and 811-01597

Dear Ms. Miller:

On behalf of the Company, this letter is in response to the comments you relayed during our February 26, 2024 telephone conference regarding the Securities and Exchange Commission (the “Commission”) staff’s Sarbanes-Oxley review of certain Company filings, including the review of the Company’s annual report to shareholders for the period ended April 30, 2023 (the “Annual Report”).

Comments

1.

Comment:  With respect to Steward Select Bond Fund, please explain why the Municipal Bonds listed in the Fund’s Schedule of Portfolio Investments in the Annual Report were not categorized by geographic region, as required by Rule 12-12 (footnote 2) of Regulation S-X.

Response:  The Company will categorize any Municipal Bonds listed in the Fund’s Schedule of Portfolio Investments by geographic region going forward.

2.

Comment:  The staff notes that, as shown in the Notes to Financial Statements, certain Funds have commitments and contingent liabilities with respect to amounts subject to recoupment under an expense limitation agreement; however, the Statements of Assets and Liabilities for the relevant Funds do not include a corresponding line item that references the Notes to Financial Statements. Going forward, please include such line item in the Statements of Assets and Liabilities for the relevant Funds, as applicable, in accordance with Rule 6-04.15 of Regulation S-X.

Response:  The Company notes that in its semi-annual report to shareholders for the period ended October 31, 2023, the Statements of Assets and Liabilities for the relevant Funds include a “commitments and contingent liabilities” line item that references the Notes to Financial Statements, in accordance with Rule 6-04.15 of Regulation S-X, which will continue to be included, as applicable.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

Ms. Megan Miller

March 25, 2024

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Jim Coppedge (Steward Funds, Inc.)

Monique Labbe (Steward Funds, Inc.)

Jake W. Wiesen (Vedder Price P.C.)